CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 13 94

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

RECEIVED
2004 APR 20 A 9:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Madrid, 16 April 2004

04024442

Dear Sirs,

SUPPL

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
APR 21 2004
THOMSON FINANCIAL

Luigi Lubelli
Finance Director

dlw 4/20

NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN OR THE UNITED KINGDOM

PRESS RELEASE

CORPORACIÓN MAPFRE RIGHTS ISSUE FULLY SUBSCRIBED

The rights issue of 57,336,170 new ordinary shares of CORPORACIÓN MAPFRE has been fully subscribed for at a price of €8.73 per new ordinary share.

As previously announced, the funds obtained from this rights issue will be used to repay the debt raised in connection with the acquisitions of MUSINI, S.A. and ROAD AMERICA, which were carried out during 2003 (€ 140 million), and to subscribe for CORPORACIÓN MAPFRE's share of the € 150 million capital increase that will be carried out by the group's reinsurance subsidiary, MAPFRE RE. The balance of the funds raised in the rights issue will be devoted primarily to fund planned investment in residential homes for the elderly (MAPFRE ASISTENCIA ORO), as well as a portion of the cost of future acquisitions in the Iberian peninsula direct insurance sector.